EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Immediate report - collective agreement within Pelephone

The Company hereby provides notification that its subsidiary, Pelephone Communications Ltd. (hereinafter, "Pelephone") entered into a collective agreement with the New General Federation of Workers and Pelephone's workers committee (hereinafter, the "Committee" and the "Agreement," respectively). The following are the primary points of the Agreement:

1.
The Agreement is in effect as of the date of execution thereof until December 31, 2016. After such time, the Agreement will be automatically extended for periods of eighteen months each, unless one of the parties provides notice of its desire to amend the Agreement. The Agreement shall apply to all employees of Pelephone, with the exception of up to 129 employees and managers of the Company (with an additional 32 future positions).

2.
The period after which a Pelephone employee shall be deemed to be a permanent employee is 36 months for Pelephone employees as of the date of execution of the Agreement and 48 months for employees who join Pelephone after the execution of the Agreement.

3.	In addition, the Agreement provides mechanisms to include the Committee in decision-making in connection with the staffing of jobs, relocation and termination of permanent employees of Pelephone.

4.
In addition, the Agreement stated quotas for dismissals due to streamlining initiatives in Pelephone and compensation to employees who end their employment in the framework of such processes, as well as annual salary increments and additional financial bonuses (such as subsidized camps and well-being activities) which Pelephone will provide its employees during the term of the Agreement.

As a result of implementation of the Agreement, Pelephone is expected to record a one-time expense in its 2013 financial statements, which also includes increased retirement compensation for employees who retired in the framework of the voluntary retirement plan, in a total of NIS 65 million.

From the perspective of the Bezeq group as a whole, these costs will be added to an additional provision of NIS 54 million which Bezeq is expected to record in its 2013 financial statements, for the early retirement of Bezeq Fixed-Line employees.

Pelephone's expenses in connection with the Agreement for the years 2014-2016 are expected to reach NIS 45 million in the first year and to NIS 67 million in the last year. Conversely, however, Pelephone is expected to implement streamlining measures, as agreed in the Agreement, and therefore no significant increase in actual expenses is expected.

A portion of the information contained herein is forward-looking information, as defined in the Securities Law, and is based on Pelephone's evaluation of the method of implementation of the Agreement.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.